Lundin Mining Corporation

☐	Interim Financial Statements	☐	Annual Report
	Mark this box if you would like to		Mark this box if you would like to
	receive Interim Financial		receive the Annual Report by mail.
Statements by mail.

Financial Statements Request Form

Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com, or by registering online at www.computershare.com/mailinglist. If you would like to receive either interim financial statements and/or the annual report, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.